Exhibit 99.1

NEWS RELEASE

STRATASYS ANNOUNCES PROMOTION OF EITAN ZAMIR TO

CHIEF FINANCIAL OFFICER

EDEN PRAIRIE, Minn. & REHOVOT, Israel, DECEMBER 20, 2021 – Stratasys Ltd. (NASDAQ: SSYS), a leader in polymer 3D printing solutions, today announced the promotion of Eitan Zamir to chief financial officer. Zamir is currently vice president of finance, and will succeed Lilach Payorski, who has made the decision to step down from her role after nine distinguished years at the Company, effective at the end of February 2022.

Zamir has played a key role and greatly contributed to the financial leadership of the Company’s global operations. He oversees all external financial reporting, accounting, tax, treasury, and Sarbanes-Oxley compliance for the organization along with extensive involvement in capital raising and M&A activities. Prior to joining Stratasys in 2019, Zamir was a Partner at Price Waterhouse Coopers (PwC), based in Tel Aviv and New York. His career at PwC focused on large multinational US traded enterprises, and he brings significant experience, practices and insights to Stratasys.

Dr. Yoav Zeif, Stratasys’ chief executive officer stated, “Eitan is a strong leader who brings nearly 20 years of proven financial expertise as a PwC partner and senior finance executive to the role of chief financial officer. Since joining Stratasys as Lilach’s deputy, Eitan quickly distinguished himself as a trusted and integral partner to the leadership team with his global experience and value-enhancing insights. As we further fortify our leadership position as the ‘first choice’ for polymer 3D printing, Eitan’s wealth of experience, integrity and alignment with our Company’s vision makes him the right person to lead our finance organization.”

Dr. Zeif added, “On behalf of the Company, I want to express my personal gratitude for Lilach’s leadership and many significant contributions to Stratasys over the past nine years. Lilach’s dedication and professional expertise has helped the Company preserve and strengthen our financial health as we navigated dynamic markets and pursued strategic growth initiatives. We appreciate that she has built a deep and talented finance organization. On behalf of the entire team, I want to thank Lilach and wish her the best in her future endeavors.”

Eitan Zamir stated, “I am honored and excited to be appointed as Stratasys’ chief financial officer at this important time for the Company. With tremendous gratitude to Lilach for her stewardship, I look forward to contributing to Stratasys’ future success as the Company progresses and executes on its growth strategy.”

About Eitan Zamir

Eitan Zamir is a seasoned and strategic financial executive with nearly two decades of experience working alongside large multinational US traded enterprises as an advisor and member of senior leadership teams. Since 2019, he has served as the vice president of finance, where he has been responsible for overseeing all external financial reporting, accounting, tax, treasury, and Sarbanes-Oxley compliance for the organization. In addition to these official responsibilities, Zamir’s expertise in financial reporting, US regulatory environment, debt and equity financing, and complex M&A transactions has resulted in leading roles across capital raising and financial M&A activities. Zamir joined Stratasys after serving as a Partner for PwC in Israel and New York. At PwC, Zamir gained extensive audit and advisory experience with large clients across sectors, helping companies navigate complex transactions and routinely working with senior management and Boards of Directors as their trusted advisor in all areas of finance.

A certified public accountant, Zamir earned his bachelor’s degree, with honors, in accounting and economics from the Hebrew University in Jerusalem, and a Master of Science with an emphasis in financial management from Tel Aviv University.

About Stratasys

Stratasys is leading the global shift to additive manufacturing with innovative 3D printing solutions for industries such as aerospace, automotive, consumer products and healthcare. Through smart and connected 3D printers, polymer materials, a software ecosystem, and parts on demand, Stratasys solutions deliver competitive advantages at every stage in the product value chain. The world’s leading organizations turn to Stratasys to transform product design, bring agility to manufacturing and supply chains, and improve patient care.

To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, Twitter, LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including the company’s websites, to share material, non-public information pursuant to the SEC’s Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings. Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.

Contact:

Yonah Lloyd

CCO, VP Investor Relations

Yonah.Lloyd@stratasys.com